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                                                               Exhibit (a)(1)(X)

To:     BUSINESS WIRE           AMY LYNCH
Fax #:  312-573-0019            Ph. #: 888-292-4446

                                        Date:  October 26, 2000

Contact:        Mr. Gregory M. Shepard
                Chairman and President
                American Union Insurance Company
                Phone: (309) 827-5968

AMERICAN UNION INSURANCE COMPANY RESPONDS TO ANNOUNCEMENT BY MERIDIAN INSURANCE GROUP AND STATE AUTO FINANCIAL CORPORATION.

On Wednesday, October 25, 2000, Meridian Insurance Group, Inc. (Nasdaq: MIGI) and State Auto Financial Corporation (Nasdaq: STFC) announced that their principal stockholders, Meridian Mutual Insurance Company and State Automobile Mutual Insurance Company, have agreed to merge and that the outstanding publicly owned shares of Meridian Insurance Group are to be purchased by State Automobile Mutual for $30 per share upon the closing of the merger.

On September 18, 2000, American Union Insurance Company, Meridian Insurance Group Acquisition Corporation, Gregory M. Shepard, and Tracy M. Shepard offered to purchase 50.1% of the outstanding common stock of Meridian Insurance Group for $25 per share.

On August 30, 2000, American Union filed a lawsuit against Meridian Insurance Group and its directors in the United States District Court for the Southern District of Indiana alleging the defendants' wrongful conduct in connection with Meridian's 1997 vote to "opt in" to the Indiana take-over statutes, and for other breaches of fiduciary duties.

Today, in response to the announcement by Meridian Insurance Group and State Auto Financial, Gregory Shepard said "I have long believed that Meridian's stock is tremendously undervalued. I was glad that Meridian's Board expressed a willingness to consider options for enhancing shareholder value. I am reviewing the details of the proposed transaction between Meridian and State Auto. Until I have carefully reviewed the terms, I will not be in a position to say whether the proposed transaction is the best option for increasing shareholder value or whether it fully reflects the value of the company. I will wait for further details on the proposed transaction before I decide whether or not I believe it is in the best interests of Meridian's stockholders and American Union. I expect to make a decision regarding how to proceed with the tender offer and the lawsuit in the near future."

Shepard stated, "Over the last 2 months, I have attempted to call every Meridian shareholder (other than the insiders) who had over 1,000 shares. I did not speak with one shareholder who did not want to see the company either sold to me or another third party."

American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers. Meridian Insurance Group Acquisition Corporation is a wholly owned subsidiary of American Union Insurance Company.